# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 10/09/2025
Amends the filing with accession number 0001193125-24-081594
Filed by CIK 0001911254
Persons authorized to receive notices and communications: Benjamin Nutbeam, Level 4, 9 Pembridge Road, Notting Hill, London, United Kingdom (X0), W11 3JY, 447802659250

## Reporting persons
- FITZPATRICK STEPHEN JAMES (CIK 0001911254): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 7,490,914; shared voting power 5,200,000; sole dispositive power 7,490,914; shared dispositive power 5,200,000; aggregate amount beneficially owned 12,690,914 (12.26% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 ordinary shares, par value $0.001 per share ("Ordinary Shares"), issuable to Imagination Aero Investment Ltd. ("Imagination Aero") upon the exercise of outstanding warrants held by Imagination Aero (the "Warrants") and (ii) 200,000 Ordinary Shares held by Imagination Aero. Stephen Fitzpatrick ("SF") is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to Vertical Aerospace Ltd.'s (the "Issuer") one-for-ten reverse stock split of the Ordinary Shares effected on September 20, 2024 (the "Reverse Split").
  
  The percentage shown in Row 13 is calculated based on 103,527,721 Ordinary Shares outstanding, which includes (i) 98,527,721 Ordinary Shares outstanding after giving effect to the shares issued in the Issuer's public offering, as described in the Issuer's Prospectus Supplement to the Prospectus dated May 28, 2025, which was filed with the SEC on September 5, 2025 (the "Prospectus Supplement"), and (ii) 5,000,000 Ordinary Shares issuable to Imagination Aero upon the exercise of the Warrants.
- IMAGINATION AERO INVESTMENT LTD.: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (5.02% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 Ordinary Shares issuable to Imagination Aero upon the exercise of outstanding Warrants and (ii) 200,000 Ordinary Shares held by Imagination Aero. SF is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to the Reverse Split.
  
  The percentage shown in Row 13 is calculated based on 103,527,721 Ordinary Shares outstanding, which includes (i) 98,527,721 Ordinary Shares outstanding after giving effect to the shares issued in the Issuer's public offering, as described in the Issuer's Prospectus Supplement, and (ii) 5,000,000 Ordinary Shares issuable to Imagination Aero upon the exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: EXPLANATORY NOTE - This Amendment No. 8 to the statement on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 22, 2024, as amended by Amendment No. 1 filed on November 25, 2024, Amendment No. 2 filed on December 17, 2024, Amendment No. 3 filed on December 26, 2024, Amendment No. 4 filed on January 31, 2025, Amendment No. 5 filed on March 24, 2025, Amendment No. 6 filed on August 25, 2025 and Amendment No. 7 filed on September 29, 2025 (as so amended prior to the date hereof, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), which relates to the ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Vertical Aerospace Ltd., a Cayman islands exempted company incorporated with limited liability (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. All share numbers reported in this Amendment give effect to the Issuer's one-for-ten reverse stock split of its Ordinary Shares effected on September 20, 2024.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: N/A
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following transactions through Winterflood Securities Limited:

Date Number of Shares Price per Share
September 29, 2025 100,000 $5.33
September 30, 2025 100,000 $5.11
October 1, 2025 100,000 $5.33
October 2, 2025 100,000 $5.71
October 3, 2025 100,000 $5.95
October 6, 2025 100,000 $6.17
October 7, 2025 200,000 $6.13
October 8, 2025 187,327 $5.82
October 9, 2025 200,000 $5.77
October 10, 2025 200,000 $5.57
October 13, 2025 112,673 $5.45

(20,000-character limit, line endings allowed, no formatting permitted)
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- FITZPATRICK STEPHEN JAMES: /s/ Stephen James Fitzpatrick, Stephen James Fitzpatrick (10/14/2025)
- IMAGINATION AERO INVESTMENT LTD.: /s/ Stephen James Fitzpatrick, Stephen James Fitzpatrick / Director (10/14/2025)